U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                                     SEC File Number 000-23967

                          NOTIFICATION OF LATE FILING

                                                            (Check One):
[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR For Period Ended: September 30, 2000
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:___________________________

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PART I - REGISTRANT INFORMATION
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      Full Name of Registrant:       WIDEPOINT CORPORATION

      Former Name if Applicable:     ZMAX CORPORATION

      Address of Principal Executive Office (Street and Number):
            20251 CENTURY BOULEVARD, GERMANTOWN, MARYLAND  20874

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PART II - RULES 12B-25(B) AND (C)
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      If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The  subject  Quarterly  Report  on Form  10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ]   (c)   The  accountant's  statement  or other  exhibit  required  by Rule
      12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

      The Company's preparation of its quarterly financial statements for the quarterly period ended September 30, 2000, was not completed in time to file the Form 10-Q on November 14, 2000 due to the substantial increase in the required financial preparation work resulting from the Company's recent disposition or discontinuation of significant portions of its business operations. The Form 10-Q will be filed on or before November 20, 2000.

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PART IV - OTHER INFORMATION
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      (1) Name and  telephone  number of person to  contact  in regard to this notification:

     Arthur H. Bill                         202               457-5103
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     (Name)                             (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X]  Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects to report a decrease in net sales for the third quarter of 2000 as compared to the same period of 1999, and a significant increase in the loss per share for the third quarter of 2000 as compared to the third quarter of 1999, due, in part, to restructuring costs related to the Company's recent disposition or discontinuation of significant portions of its business operations.

                             WidePoint Corporation
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   November 13, 2000                  By:/s/ James T. McCubbin
        -----------------                     -------------------------
                                              James T. McCubbin
                                              Vice President, Chief Financial
                                              Officer, Treasurer and Secretary